SI 11020315 IMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 38327 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNNICUTT & CO., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET
(No. and Street)

| NEW YORK | NEW YORK | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT 212-752-0200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

| 99 WEST HAWTHORNE AVENUE | VALLEY STREAM | NEW YORK | 11580 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, WILLIAM HUNNICUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNNICUTT & CO., LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EXCEPTIONS

JAIME A. ROJAS
Commissioner of Deeds, City of New York
No. 4-6410
Certificate Filed in New York County
Commission Expires 9/1/12

Notary Public

Signature

PARTNER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# FINANCIAL STATEMENTS

# OF

# HUNNICUTT & CO., LLC

# DECEMBER 31, 2010


GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

# FINANCIAL STATEMENTS

# OF

# HUNNICUTT & CO., LLC

# AS AT

# DECEMBER 31, 2010

GLASSER HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HUNNICUTT & CO., LLC

TABLE OF CONTENTS

*GLASSER & HAIMS, PC*
*CERTIFIED PUBLIC ACCOUNTANTS*
*99 WEST HAWTHORNE AVENUE*
*VALLEY STREAM, NY 11580*

-----------------

**(516) 568-2700 – FAX (516) 568-2911**
irwinhaims@gmail.com

*ALVIN M. GLASSER, C.P.A.*
*IRWIN M. HAIMS, C.P.A.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

To The Members of
Hunnicutt & Co., LLC

We have audited the accompanying balance sheet of Hunnicutt & Co., LLC as of December 31, 2010 and the related statements of income and expenses and statement of cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunnicutt & Co., LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted principles accepted in the United States Of America .

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser + Haims

GLASSER & HAIMS, P.C.
FEBRUARY 15, 2011

# HUNNICUTT & CO., LLC
## BALANCE SHEET
## DECEMBER 31, 2009

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents: | | |
| Cash | $ 158,314 | |
| TOTAL CURRENT ASSETS | | $ 158,314 |
| TOTAL ASSETS | | $ 158,314 |

### LIABILITIES AND PARTNERS CAPITAL

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ 16,100 | |
| TOTAL CURRENT LIABILITIES | | $ 16,100 |
| **PARTNERS' EQUITY** | | |
| Partners Capital | $ 142,214 | |
| TOTAL PARTNERS CAPITAL | | 142,214 |
| TOTAL LIABILITIES AND PARTNETS CAPITAL | | $ 158,314 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

# HUNNICUTT & CO., LLC
## STATEMENT OF INCOME AND EXPENSES
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **INCOME** | | |
| Fee income | $ 421,440 | |
| Interest and dividends received | 19 | |
| TOTAL INCOME | | $ 421,459 |
| **EXPENSES:** | | |
| Advertising & marketing | $ 1,454 | |
| Accounting, legal fees & professional fees | 19,322 | |
| Auto expenses | 6,677 | |
| Business services | 1,763 | |
| Regulatory fees | 4,148 | |
| Health insurance | 7,712 | |
| Insurance | 4,050 | |
| Interest | 86 | |
| License & fees | 3,000 | |
| Office & miscellaneous expenses | 529 | |
| Payroll service | 515 | |
| Payroll taxes | 15,219 | |
| Rent | 33,000 | |
| Salaries - Partners' | 130,000 | |
| - Other | 68,403 | |
| Subscriptions | 3,180 | |
| Telephone | 7,142 | |
| Travel & entertainment | 58,146 | |
| SIPC | 150 | |
| TOTAL EXPENSES | | 364,496 |
| NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 | | $ 56,963 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

# HUNNICUTT & CO., LLC
## STATEMENT OF PARTNERS CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Partners Capital, January 1, 2010 | $ 420,757 |
| Capital withdrawal | (335,506) |
| Net Income for the year ended December 31, 2010 | 56,963 |
| Partners Capital, December 31, 2010 | $ 142,214 |

# HUNNICUTT & CO., LLC
## STATEMENT OF CASH FLOW
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES:** | | |
| Net Income for the year ended December 31, 2010 | | $ 56,963 |
| Adjustments to reconcile net income to net cash provided from operating activiteies: | | |
| Increase (Decrease) in liabilities: | | |
| Increase in accounts payable | | 5,800 |
| Net cash used by operating activities | | $ 62,763 |
| Cash flows from financing activities: | | |
| Capital withdrawal | $ (335,506) | |
| Net cash used by financing activities | | (335,506) |
| Net (Decrease) in cash and cash equivalents | | $ (272,743) |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | | 431,057 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | | $ 158,314 |

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1

DESCRIPTION OF ORGANIZATION

Hunnicutt & Co., LLC ("The Company") is a successor to Hunnicutt & Co., Inc. all assets of the Corporation were transferred to the LLC on January 1, 2008. Hunnicutt & Co., LLC is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2

SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted principles.

Note 3

RETIREMENT PLAN

The Company maintains a defined benefit plan covering all eligible employees. As of December 31, 2008 the plan was terminated.

Note 4

COMMITMENTS AND CONTINGENCIES

Lease – The Company is a month to month tenant at iis office space at 110 East 59th Street, New York , NY.

Commitments – The Company has contractual commitments arising in the usual course of business, the consummation of which will make no material change in the financial condition. None of the Company's assets have not been assigned or pledged as security for liabilities, and there are no lawsuits pending against the Company.

Note 5

INCOME TAXES

The Company is a Limited Liability Company and as such does not pay Federal or New York State Income Taxes. The individual partners are responsible to pay taxes on the income from the Partnership on their own Individual Income Tax Returns. An Unincorporated Business taxes is payable to NYC and has been accrued on these statements.

Note 6

NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital and aggregate indebtedness of $142,214 and $16,100 respectively. The net capital ratio was .1236 to 1 or 12.36% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $137,214.

Note 7

ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 110 East 59th Street, New York, New York 10022 and the New York regional office of the Commission.

HUNNICUTT & CO., LLC

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15C3-3 (k) (ii)

The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin accounts or securities accounts, and meets all other requirements of the Rule.

HUNNICUTT & CO., LLC
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2010

| | | |
|---|---|---|
| Total partners' equity | | $ 142,214 |
| Net capital before haircuts | | $ 142,214 |
| Haircuts of securitites: | | |
| Trading and investment Securities: | $ - | |
| Other Securities | - | 0.00 |
| NET CAPITAL | | $ 142,214 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% 0f $16,100. total aggregate indebtedness) | $ 1,074 |
| Minimum dollar net capital required | $ 5,000 |
| Net capital required (greaterof above) | $ 5,000 |
| Excess net capital | $ 137,214 |
| Excess net capital at 1,000% | $ 136,214 |
| Percentage of aggregate indebtedness to net capital | 12.36% |

NOTE:

The difference between the computation of Net Capital as filed by the company on their unaudied FOCUS report for the period December 31, 2010 and the computation of Net Capital as shown above is as follows:

| | |
|---|---|
| Net Capital, as above | $ 142,214 |
| Net Capital as reeported by Company's unaudited FOCUS report | 142,214 |
| Difference | $ - |

*GLASSER & HAIMS, PC*
*CERTIFIED PUBLIC ACCOUNTS*
*99 WEST HAWTHORNE AVENUE*
*VALLEY STREAM, NY 11580*

*(516) 568-2700 – FAX (516) 568-2911*
*irwinhaims@gmail.com*

*ALVIN M. GLASSER, C.P.A.*
*IRWIN M. HAIMS, C.P.A*

**Accountants' Supplementary Report**
**On Internal Accounting Control**

**To the Partners of**
**Hunnicutt & Co., LLC**

**We have audited the financial statements of Hunnicutt & Co., LLC for the year ended December 31, 2010 and have issued our report thereon dated February 15, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining a understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.**

**Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hunnicutt & Co., Inc., that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.**

**The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.**

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure, procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the degree of compliance with them may deteriorate, or the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hunnicutt & Co.. LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated that Hunnicutt & Co., LLC was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2010 and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report recognizes that it is not practical in an organization the size of Hunnicutt & Co., LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternately greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

Glasser + Haims

Glasser & Haims, P.C.
Certified Public Accountants

Valley Stream, New York
February 21, 2010

*GLASSER & HAIMS, PC*
*CERTIFIED PUBLIC ACCOUNTANTS*
*99 WEST HAWTHORNE AVENUE*
*VALLEY STREAM, NY 11580*

**(516) 568-2700 – FAX (516) 568-2911**
irwinhaims@gmail.com

*ALVIN M. GLASSER, C.P.A.*
*IRWIN M. HAIMS, C.P.A.*

February 22, 2011

To the partners of Hunnicutt & Co, LLC
110 West 59th Street
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5 (e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2010 to December 31, 2010, which were agreed to by Hunnicutt & Co, LLC and the SEC, FINRA and other designated examining authority, solely to assist you and the other specified parties in evaluating Hunnicutt & Co, LLC compliance with the applicable instructions of Form SIPC-7T. Hunnicutt & Co, LLC management is responsible for its compliance with these requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. - Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (general ledger) noting no differences. The payments were as follows:

| Period Ended | Date Paid | Payment Amount |
|---|---|---|
| 12/31/2010 | 2/16/2011 | $ 1,053.00 |
| | | $ 1,053.00 |

2. - Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, noting no differences.

3. - Compared any adjustments reported in Form SIPC-7T with supporting schedules and work papers, noting no differences.

4. - Checked the arithmetical accuracy of calculations reflected in the Form SIPC-7T and supporting papers, noting no differences.

We were not engaged to, and did not conduct an examination, the object of which would be the expression of an opinion on compliance. Accordingly, we do not express such opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,
Glasser + Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants